May 16, 2011	Mark R. Busch
D 704.331.7440
F 704.353.3140
mark.busch@klgates.com

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

Re:	ZBB Energy Corporation
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 5, 2011
File No. 333-173317

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), attached are the Company’s responses to the the staff’s verbal comments provided on May 2, 2011.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

May 16, 2011

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Mr. Eric Apfelbach
Mr. Will Hogoboom

Responses of ZBB Energy Corporation to
SEC Comments of May 2, 2011

1.	Please tell us the Company’s public float as of the date of the original filing of the Registration Statement.

Company Response:

As of April 5, 2011, the aggregate market value of the Company’s outstanding common stock held by non-affiliates was $34,427,543 based on 26,787,952 shares of outstanding common stock, of which 24,075,204 shares were held by non-affiliates, and a per share price of $1.43, which was the closing sale price of the common stock as quoted on the NYSE Amex on March 8, 2011.

2.	Please revise throughout the Registration Statement to indicate that Socius is obligated to exercise the warrant for that number of shares that vests with each tranche.

Company Response:

Today the Company has filed pre-effective amendment no. 1 to the Registration Statement which has been revised throughout to indicate that Socius is obligated to exercise the warrant for that number of shares that vests with each tranche. For example, in the section captioned “Warrants” we have revised the sentence that read “Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius becomes entitled to purchase under the warrant in connection with the tranche“ to read “Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius is obligated to purchase under the warrant in connection with the tranche.” [emphasis added]

3.
The Form S-1 covers the issuance and sale to Socius of up to$8,711,323 shares of common stock under the securities purchase agreement. Please explain how you determined that $8,711,323 was the remaining amount of shares of common stock issuable to Socius under the securities purchase agreement.

Company Response:

To date, the total amount of debentures and Series A shares issued under the securities purchase agreement is $3,547,168 (not $3,554,678 as reflected in the prospectus contained in the Registration Statement filed on April 5, 2011) and the remaining commitment amount is $6,452,832.  The total amount of shares of common stock issuable under the securities purchase agreement equals 135% of this amount, or $8,711,323.  The prospectus contained in the Registration Statement has been revised to correctly state the amount of debentures and shares of Series A shares issued to date under the securities purchase agreement.